Morgan Properties, Inc.
                              50 North Front Street
                            Memphis, Tennessee 38103




                                October 29, 2004



RMK Advantage Income Fund, Inc.
Fifty Front Street
Memphis, Tennessee 38103

Ladies and Gentlemen:

     We are writing to confirm the purchase of 6,981 shares of common stock of RMK Advantage Income Fund, Inc., which we have purchased from you at a price of $15 per share, reduced by the amount of the sales load. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.


                                               Sincerely,


                                               /s/ Charles D. Maxwell
                                               ---------------------------------
                                               Title:  Assistant Treasurer